

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2015

Lawrence J. Salva
Executive Vice President, Chief Accounting Officer and Controller
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

> **Re:** **Comcast Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-32871**

Dear Mr. Salva:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Description of Our Businesses, page 3

Legislation and Regulation, page 16

Cable Communications Segment – High-Speed Internet Services, page 19

Open Internet Regulations, page 19

1. Clarify that Comcast only committed to be bound by the FCC's original "open Internet" regulations through 2018. Discuss the impact of the new open Internet regulations on your obligations under the NBCUniversal Order and the NBCUniversal Consent Decree.

2. Discuss Comcast's ability to enter agreements with edge providers (e.g. Netflix) to provide them with faster interconnection speeds and how this differs from paid prioritization which is prohibited under the FCC's new and old open Internet regulations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director